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                                                                Exhibit 11(a)(2)

FOR IMMEDIATE RELEASE                                              July 25, 1997


              NORTHPORT OPERATING COMPANY LC MAKES TENDER OFFER FOR
                GREAT EASTERN ENERGY AND DEVELOPMENT CORPORATION

     Oklahoma City, Oklahoma -- Northport Operating Company LC (Northport LC), an affiliate of Northport Production Company (Northport), today announced that it is making a competing cash tender offer for up to 100% of the total outstanding common shares of Great Eastern Energy and Development Corporation (Great Eastern) of Denver, Colorado. The tender offer is conditional on receiving a minimum of 80% of the outstanding shares. The offer would entitle current shareholders of Great Eastern the opportunity to tender 100% of their shares at $.23 per share. However, because Northport LC intends to maintain the public status of Great Eastern, it is also offering Great Eastern shareholders a financial inducement to retain a portion of their shares. For Great Eastern shareholders that elect to take advantage of this second option, Northport LC will accept up to 75% of Great Eastern's outstanding shares of which one half will be purchased at $.26 per share with the remaining one half, at Northport LC's option, either purchased at $.23 per share or returned to the shareholder. To the extent that more than 75% of Great Eastern shares are tendered pursuant to this second option, the excess shares will be purchased by Northport LC at $.23 per share. Currently there are 18,844,245 shares outstanding. In a thinly traded market, the closing price of Great Eastern on the OTC Bulletin Board as of market close on July 23, 1997 was $.25 per share.

     Upon successful completion of this offer, Northport LC and Northport will be merged into Great Eastern which will continue to operate as a public corporation under the surviving name of Great Eastern Energy and Development Corporation. The funds necessary to consummate this tender offer will be provided by bank financing in the amount of $3.2 million, with additional capital provided from other sources. This proposed tender offer will be open for twenty business days from the date of the published dissemination of this tender offer.

     A previous tender offer submitted by Caprito Gas Corporation (Caprito) of Midland, Texas, calls for tendering a minimum of 80% and up to 100% of all outstanding Great Eastern shares at $.22 per share. Under Caprito's plan, the surviving entity would become a private corporation where all non-tendering shareholders would be frozen out at $.22 per share.

     Tony Viele, chief executive officer of Northport LC, commented, "Our intention is to provide an offer that will allow inclined shareholders to tender 100% of their shares at a greater value ($.23 per share) than the Caprito offer or the opportunity to tender a portion of their shares at an even greater value ($.26 per share) while maintaining an equity interest in a public corporation. In addition, shareholders have a third option to maintain their full equity positions in order to participate in our anticipated growth. We believe our use of new recovery technologies and 3-D seismic, in addition to our plans to make certain acquisitions will enhance and maximize shareholder value."

     Northport Operating Company LC is an affiliate of Northport Production Company. Northport, headquartered in Oklahoma City, Oklahoma, is a private company engaged in the exploration and development of oil and natural gas and has production principally in New Mexico and Oklahoma.

Contacts: John Vaughan, Northport                                405/848-1212
          Richard Marcus, Southwest Merchant Group               214/373-0024